Exhibit 99.1

DragonWave Reports Fourth Quarter and Full Fiscal Year 2017 Results

OTTAWA, CANADA — May 26, 2017 — DragonWave Inc. (TSX:DRWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year ended February 28, 2017. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Revenue for the full fiscal year was $43.9 million. Revenue for the fourth quarter of fiscal year 2017 was $8.0 million, compared with $10.2 million in the third quarter of fiscal year 2017.

Gross profit before inventory provision for the full fiscal year was 29.1%. Gross profit before inventory provisions was 22.3% in the fourth quarter of fiscal year 2017, compared to 28.3% in the third quarter of fiscal year 2017. There was a $0.4 million inventory provision taken in the fourth quarter of fiscal year 2017, while there was a $0.2 million inventory provision taken in the third quarter of fiscal year 2017.

See “Non-GAAP Financial Measures” below for the most directly comparable measure to gross profit before inventory provisions when calculated in accordance with GAAP and presented in DragonWave’s financial statements.

Operating expenses during fiscal year 2017 were $27.9 million, a decrease of $9.9 million compared to the previous fiscal year. Operating expenses in Q4 decreased to $6.7 million from $7.0 million in the third quarter of fiscal year 2017.

Net loss attributable to shareholders in the fourth quarter of fiscal year 2017 was ($3.9) million or ($0.60) per basic and diluted share. This compares to a net loss attributable to shareholders of ($4.6) million or ($0.80) per basic and diluted share in the third quarter of fiscal year 2017.

“Our results in Q4 reflect the difficult operating conditions. Earlier this year we communicated that we had made a restructuring proposal to our credit facility partners to reduce operating expenses and address working capital.” said DragonWave President & CEO, Peter Allen. “In co-operation with our secured lenders we have engaged Alvarez & Marsal Canada ULC to assist us with the identification and assessment of strategic alternatives in relation to short term liquidity requirements.”

Cash and cash equivalents totaled $4.1 million at the end of the fourth quarter of fiscal year 2017, compared to $4.5 million at the end of the third quarter of fiscal year 2017.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on May 29, 2017.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Non-GAAP Financial Measures

This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out “Gross profit before inventory provisions” as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. “Gross profit before inventory provisions” does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate “Gross profit before inventory provisions” consistently over each fiscal period.

The most directly comparable GAAP measure presented in our consolidated financial statements for the three and twelve months ended February 28, 2017 to “Gross profit before inventory provisions” is “Gross profit”.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave’s restructuring efforts, efforts to reduce operating expenses and address working capital, and identification and assessment of strategic alternatives in relation to short term liquidity requirements. These statements are subject to certain assumptions, risks and uncertainties, including DragonWave’s ongoing efforts to manage cash flows and liquidity.

Forward-looking statements are provided to help external stakeholders understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated May 26, 2017 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
Patrick Houston	Nadine Kittle
CFO	Marketing Communications
DragonWave Inc.	DragonWave Inc.
investor@dragonwaveinc.com	nkittle@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2278	Tel: +1-613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000’s except share amounts

	As at	As at
	February 28,	February 29,
	2017	2016
Assets
Current Assets
Cash and cash equivalents	4,073	4,277
Trade receivables	11,876	18,986
Inventory	21,415	22,702
Other current assets	1,791	2,777
	39,155	48,742
Long-term Assets
Property and equipment	2,517	3,702
Intangible assets	336	623
	2,853	4,325

Total Assets	42,008	53,067

Liabilities
Current Liabilities
Debt facility	17,030	22,152
Accounts payable and accrued liabilities	25,206	23,832
Deferred revenue	539	1,944
Deferred tax liability	148	294
Warrant liability	—	117
	42,923	48,339

Long-term Liabilities
Deferred revenue	435	498
Warrant liability	1,090	3
	1,525	501

Commitments and contingencies

Shareholders’ Equity (Deficiency)
Capital stock	229,995	221,128
Contributed surplus	10,503	9,235
Deficit	(234,113)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)
Total Shareholders’ Equity (Deficiency)	(3,233)	2,520

Non-controlling interest	793	1,707
Total Equity (Deficiency)	(2,440)	4,227

Total Liabilities and Equity (Deficiency)	42,008	53,067

Shares issued and outstanding	7,305,219	3,020,069

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000’s except share and per share amounts

	Three months ended		Twelve months ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016

REVENUE
Hardware and other	6,847	8,601	32,742	70,491
Services	1,105	3,440	11,174	15,804
	7,952	12,041	43,916	86,295

COST OF SALES
Hardware and other	5,549	7,794	25,672	58,991
Services	633	1,563	5,477	8,917
Inventory provision	367	3,181	953	4,416
	6,549	12,538	32,102	72,324
Gross profit	1,403	(497)	11,814	13,971

EXPENSES
Research and development	1,798	2,425	7,825	13,406
Selling and marketing	1,637	1,858	7,363	10,572
General and administrative	3,283	3,311	12,734	13,798
	6,718	7,594	27,922	37,776

Loss before other items	(5,315)	(8,091)	(16,108)	(23,805)

Goodwill impairment	—	—	—	(11,927)
Restructuring costs	—	(130)	—	(1,549)
Amortization of deferred financing cost	(442)	—	(442)	—
Amortization of intangible assets	(87)	(96)	(369)	(577)
Accretion expense	(1)	(37)	(102)	(205)
Interest expense	(382)	(424)	(1,464)	(2,014)
Warrant issuance expenses	—	—	(561)	—
Change in fair value of warrant liability	2,470	(69)	4,242	1,119
Foreign exchange loss	(31)	(307)	(110)	(331)
Loss before income taxes	(3,788)	(9,154)	(14,914)	(39,289)

Income tax expense	137	129	783	2,275
Net loss and comprehensive loss	(3,925)	(9,283)	(15,697)	(41,564)

Net income attributable to non-controlling interest	66	152	(191)	(740)
Net loss and comprehensive loss attributable to shareholders	(3,859)	(9,131)	(15,888)	(42,304)

Net loss and comprehensive loss per share
Basic and diluted	(0.60)	(3.02)	(3.26)	(14.01)

Weighted average shares outstanding
Basic and diluted	6,396,309	3,019,712	4,879,738	3,019,259